SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                                 NCT Group, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    62888Q109
                                 (CUSIP Number)

                                 Carole Salkind
                         Sills, Cummis, Zuckerman et al
                              One Riverfront Plaza
                            Newark, New Jersey 07102
                                 (201) 643-7000
                        -------------------------------------------
                       (Name, Address and Telephone Number of Persons
                      Authorized to Receive Notices and Communications)



                   January 26, 1999 and  February 8, 1999 (Date of Event
                          which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule  because of Rule 13d-1(b)(3) or (4), check the following box:   / /

Check the following box if a fee is being paid with this statement:      / /

CUSIP NO. 62888Q109

1.    Name of Reporting Person:     CAROLE SALKIND

      S.S. or I.R.S. Identification No. of Above Person:  ###-##-####
---------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group
              (a) / /        (b) / /
----------------------------------------------------------------------
3.    SEC Use Only
----------------------------------------------------------------------
4.    Source of Funds: PF
----------------------------------------------------------------------
5.    Check Box if Disclosure of Legal Proceedings is Required Pursuant
      to Items 2(d) or 2(e)     / /
----------------------------------------------------------------------
6.    Citizenship or Place of Organization: USA
----------------------------------------------------------------------
Number of                           7.    Sole Voting Power
Shares                                    14,306,535(a)
Beneficially                        8.    Shared Voting Power
Owned by                                  -0-
Each Reporting                      9.    Sole Dispositive Power
Person With:                              14,306,535(a)
                                    10.   Shared Dispositive Power
                                          -0-
----------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person
      14,306,535(a)
----------------------------------------------------------------------
12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain
      Shares            /  /
----------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11):
      9.3%
----------------------------------------------------------------------
14.   Type of Reporting Person:
      IN
----------------------------------------------------------------------

Notes: (a) Assumes the conversion in full of a secured convertible note of the Issuer in the principal amount of $1,000,000 (the "Note") held by the Reporting Person. The Note is convertible into common stock of the Issuer at any time from issuance to maturity at a conversion price equal to the lesser of (i) the average of the closing bid prices for such common stock on the OTC Bulletin Board for the five consecutive trading days ending one trading day prior to the date a conversion notice is sent to the Issuer, or (ii) $0.237 but in no event may such conversion price be less than $0.15 per share. The above calculations are based on an assumption that a conversion notice was delivered on February 9, 1999. The average of the closing bid prices for the common stock of the Issuer for the five consecutive trading days ending on February 5, 1999 is $0.2345.

Item 1.     Security and Issuer

      This statement relates to the common stock, par value $.01 per share (the "Stock"), of NCT Group, Inc. (formerly Noise Cancellation Technologies, Inc.), a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 1025 West Nursery Road, Linthicum, Maryland 21090.

Item 2.   Identity and Background

      (a) Carole Salkind

      (b) Sills, Cummis, Zuckerman, Radin, Tischman, Epstein & Gross, One Riverfront Plaza, Newark, New Jersey 07102

      (c) Executive Assistant to the Chairman of the firm named in (b) above which is engaged in the private practice of law at the address set forth in (b) above.

      (d) During the last five years Carole Salkind has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) During the last five years Carole Salkind was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which Carole Salkind was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

      (f) United States of America

Item 3.   Source and Amount of Funds or Other Consideration

      On January 26, 1999, Carole Salkind purchased the Note convertible into Stock described in Note (a) above in a private transaction under Section 4(2) of the Securities Act of 1933. On February 8, 1999 Carole Salkind purchased 500,000 shares of Stock of the Company in transactions placed through the OTC Bulletin Board. Previously Carole Salkind had purchased 9,542,143 shares of such Stock in three private transactions under Section 4(2) of the Securities Act of 1933 and in transactions placed through the NASDAQ Stock Market. In all transactions Carole Salkind paid cash from personal funds.

Item 4.   Purpose of Transaction

      Carole Salkind acquired the Stock for general investment purposes. Carole Salkind intends to review on a continuing basis her investment in the Company. As of the date of this Schedule 13D, no determination has been made by Carole Salkind to acquire additional securities of the Company or to dispose of the shares of stock Carole Salkind owns, although she reserves the right to decide to take any of such actions in the future. Any such determination will depend on market conditions prevailing from time to time, and on other conditions which may be applicable depending on the nature of the transaction or transactions involved.

Item 5.   Interest in Securities of the Issuer

      (a) - (b) Carole Salkind owns 14,306,535 shares of Stock, Representing approximately 9.3% of the issued and outstanding shares of Stock. Carole Salkind has sole voting and disposition power of all such shares. See Note (a) above.

      (c) On January 26, 1999, Carole Salkind purchased the Note convertible into Stock described in Note (a) above directly from the Company under Section 4(2) of the Securities Act of 1933 for $1,000,000. On February 8, 1999, Carole Salkind purchased 500,000 shares of Stock in transactions placed through the OTC Bulletin Board by her broker, Paine Webber, at an average price per share of $0.215.

      (d) Not applicable.

      (e) Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationship
          With Respect to Securities of the Issuer

      Not applicable.

Item 7.   Material to Be Filed as Exhibits

      Exhibit Number          Description

Not applicable.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 17, 1999



                                          /s/ CAROLE SALKIND
                                          ------------------
                                          Carole Salkind